Documents and Reports

April 20, 2012

Fund Name	Fact Sheet	Semi-Annual Report	Annual Report	Summary Prospectus	Prospectus	SAI	Portfolio Holdings
Balanced	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Dividend Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Global Dividend Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Large Cap Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Mid Cap Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
International Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Small Cap Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
Developing Markets Growth	PDF 3/31/12	PDF 12/31/11	PDF 6/30/11	PDF 11/1/11	PDF 11/1/11	PDF 11/1/11	PDF 3/31/12
U.S. Government Securities	PDF 3/31/12	PDF 9/30/11	PDF 3/31/11	PDF 8/1/11	PDF 8/1/11	PDF 8/1/11	PDF 3/31/12
Tax-Free Income	PDF 3/31/12	PDF 9/30/11	PDF 3/31/11	PDF 8/1/11	PDF 8/1/11	PDF 8/1/11	PDF 3/31/12
Minnesota Tax-Free Income	PDF 3/31/12	PDF 9/30/11	PDF 3/31/11	PDF 8/1/11	PDF 8/1/11	PDF 8/1/11	PDF 3/31/12

XBRL Documents. The XBRL files are in interactive data format using the eXtensible Business Reporting Language (XBRL). The XBRL files include certain information contained in the Funds' prospectus. The XBRL files may only be viewed with an interactive data viewer. The SEC provides a viewer for XBRL files.

The prospectus contains additional information about the Funds and should be read carefully before investing.

- XBRL Prospectus dated 8/1/2011
  - U.S. Government Securities Fund, Tax-Free Income Fund, and Minnesota Tax-Free Income Fund
- XBRL Prospectus dated 11/1/2011
  - Balanced Fund, Dividend Growth Fund, Global Dividend Growth Fund, Large Cap Growth Fund, Mid Cap Growth Fund, International Growth Fund, Small Cap Growth Fund and Developing Markets Growth Fund

April 20, 2012

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene C. Sit 1938-2008

Eugene Sit lived the American dream. His optimism propelled him to achieve great success and his setbacks helped shape his character.

Gene's paternal grandfather emigrated from China to America to work as a railroad laborer in the late 1860s. He went back to China periodically to visit family and, over the years, fathered ten children – five sons and five daughters. He made China his permanent home in his final years. His sons, including Gene's father, later returned to America to seek their fortunes. Gene's father settled in St. Louis and became a successful importer-exporter and restaurateur. With the profits, he invested in prime farmland in China's Pearl River Delta, eventually becoming one of the area's largest landowners. As Gene's grandfather had done, he ran his business ventures in America, but returned to China when he could. In China, at the age of 58, he married Gene's mother.

After the railroad was built, America was far less welcoming to the Chinese. Because he was an American citizen, Gene's father was free to travel between the two countries, but The Chinese Exclusion Act, enacted in 1884, prohibited bringing Chinese wives to America. So, Gene's mother tended to the family and managed their properties in China. When Japan invaded China – several months before Gene was born – the elder Sit could no longer return home. During World War II, the family lived as refugees.

The war's end brought little stability for the family. The family fortune was lost during the war and its aftermath. Chinese gangsters kidnapped Gene and other relatives in 1946. They lived on the run with their captors for months until Gene's father was able to meet the ransom demand. The family decided to send Gene and his brother to join their father in America for their protection. Gene was ten years old, and it would be the last time he would see his mother for over 30 years. (Gene was reunited withhis mother again in 1979 during a business trip to China, and he was finally able to bring her to the United States in 1981.) It would also be the first time he ever met his father, an aged, ailing man in St. Louis.

A year after Gene and his brother arrived in America, the Chinese Communists took control of the country, confiscated the family's land, and imprisoned his landowner mother. After her imprisonment, the Chinese government forced Gene's mother to live in a commune and to work as a street cleaner. Soon after that, Gene's father died, leaving Gene and his brother to live with American relatives in Arkansas.

With a strong belief in the opportunities our country afforded, Gene, who arrived knowing no English, finished twelve years of schooling in eight and enrolled at DePaul University in Chicago. While in college, he married Gail, who became his wife for fifty years. They both worked while Gene was at DePaul.

After graduation, Gene quickly earned the respect of his employer, Commonwealth Edison, and enjoyed success during his eight years with the Chicago-based company, where he helped manage the firm's pension fund. In 1968, he moved to Investors Diversified Services in Minneapolis to work in its mutual funds management division. There he advanced to become chief executive officer of IDS Advisory/Gartmore International Ltd., the company's institutional money management operation.

In 1981, after five years with IDS Advisory, Gene answered his entrepreneurial calling and launched Sit Investment Associates (SIA) at the age of 42. His optimism was immediately put to the test, as the firm opened during the start of a recession. With $1 million in working capital, a staff of eight and two mutual funds, Gene grew the business to $1 billion in assets under management in three years.

Since 1981, Gene and his team of expert analysts and managers built Sit Investment Associates into a successful investment firm, which today manages over $11 billion in assets for institutions and individuals. These assets include $3.2 billion in shareholders' investments in the Sit Mutual Funds. The firm remains headquartered in Minneapolis. The SIA staff numbers 75 and, together with the company's directors, significantly invest in the Sit Mutual Funds, owning a material percent of the Funds' assets. In addition, five of Gene's six children work for the firm.

Today it is difficult to imagine the biases and tragedies that Gene and his family faced so many years ago, but it is not hard to sense that he understood losses in various forms. It is not surprising that he held his family, friends and staff so dear, and it is easy to understand why he was quick to help others in need. Because of his family's history of lost fortunes, he was vigilant about protecting shareholder assets. His rags-to-riches story reflects the optimistic money manager's passion for growth investments, and his caution for preserving clients' assets is evident in key decision made at the firm, including the launching of the more-conservative fixed-income funds.

Gene's values and goals, along with his uncompromising commitment to the investment philosophy and style established 27 years ago, are integral to the firm's operations and they will remain so. We proudly carry on his tradition of operating under the highest ethical and professional standards and putting clients first in all that we do. Gene's standards are our standards, and we will continue to focus on excellence, specifically, providing superior investment management products to meet the needs of our discriminating investors.